Exhibit 1.7

chinadotcom posts 26% Q-o-Q revenue growth to US$35.9 million and
7% Q-o-Q increase in net profit to US$4.3 million

Completes acquisition of Pivotal, a leader in mid-enterprise CRM software, and Go2joy, a rapidly growing China-based IVR company

Financial Highlights for Q1 2004 vs. Q1 2003:

•	Revenue increased 258% to US$35.9M, compared to US$10.0M in Q1 2003

•	Gross profit increased 359% to US$18.9M, compared to US$4.1M in Q1 2003

•	Gross margin was 53%, increasing from 41% in Q1 2003

•	Operating income was US$2.2M, compared to a loss of US$3.0M in Q1 2003

•	Net income increased 231% to US$4.3M, compared to US$1.3M in Q1 2003

Financial Highlights for Q1 2004 vs. Q4 2003:

•	Revenue rose 26% to US$35.9M, compared to US$28.5M in Q4 2003

•	Gross profit increased 26% to US$18.9M from US$15.0M in Q4 2003

•	Gross margin was 53%, unchanged from Q4 2003

•	Operating income rose 202% to US$2.2M from US$0.7M in Q4 2003

•	Net income increased 7% to US$4.3M, compared to US$4.0M in Q4 2003

Recent Highlights:

•	The company completed the acquisition of Pivotal Corporation (“Pivotal”), a former NASDAQ-listed customer relationship management (“CRM”) software company, in February.

•	The company continued to make progress in its acquisition of Ross Systems, Inc. (“Ross”), a NASDAQ-listed enterprise resource planning (“ERP”) software company. An amended registration statement on Form F-4 was submitted to the SEC on May 7th, 2004. In order to allow for additional time to complete the SEC review process, both the company and Ross have agreed to extend the deadline to complete the merger to September 1, 2004.

•	The company completed its acquisition of Go2joy and its investment in online gaming company Beijing 17game Network Technology Co. Ltd. (“17game”).

[Hong Kong, May 14th, 2004] chinadotcom corporation (NASDAQ: CHINA; www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its financial results for the first quarter of 2004 under US GAAP. First quarter 2004 revenues including Pivotal’s results for March 2004 were US$35.9 million as compared to US$10.0 million in Q1 2003, an increase of 258%. Gross profit in Q1 2004 increased by 359% to US$18.9 million as compared to US$4.1 million in Q1 2003. Gross margin in Q1 2004 was 53% as compared to 41% in Q1 2003. Operating income in Q1 2004 was US$2.2 million as compared to a loss of US$3.0 million in Q1 2003. Net income in Q1 2004 was US$4.3 million as compared to US$1.3 million in Q1 2003. First quarter 2004 overall basic and diluted earnings per share was 4.2 US cents and 4.1 US cents, respectively, as compared to 1.3 US cents and 1.3 US cents, respectively, in Q1 2003.

Q1 2004 revenues including Pivotal’s results for March 2004 on a quarterly sequential basis rose by 26% to US$35.9 million from US$28.5 million in Q4 2003. For Q1 2004, gross profit was US$18.9 million, up 26% from US$15.0 million in Q4 2003 and gross margin was 53%, unchanged from Q4 2003. For Q1 2004, operating income rose 202% to US$2.2 million from US$0.7 million in Q4 2003 Net income increased 7% to US$4.3M in Q1 2004, compared to US$4.0M in Q4 2003. First quarter 2004 basic and diluted earnings per share increased 6% and 5% quarter over quarter from 4.0 US cents and 3.9 US cents respectively in Q4 2003 to 4.2 US cents and 4.1 US cents in Q1 2004 respectively.

“We are pleased to have begun 2004 with a quarter of improved US GAAP profit, reflecting continued enhancements in revenues, gross profit and operating cash flows,” said Chief Financial Officer Daniel Widdicombe. “Our objective for this year is to work with our now significantly larger scale of operations and steadily push through incremental operational improvements, such that we are in a position to see improving financial returns moving into 2005.”

The company’s balance sheet at March 31, 2004 showed net cash and cash equivalents of US$275 million and 104 million common shares outstanding.

Enterprise Software and Consulting Services

The company completed the acquisition of Pivotal in late February 2004 and consolidated US$7.0 million of revenue for the month of March 2004. Despite traditional seasonal weakness in Q1 and Q3, Pivotal’s Q1 2004 total revenue was in line with Q4 2003 and rose 8% year-on-year. Q1 2004 license revenue was in line with Q4 2003 and up 19% year on year. Gross margins improved from 59% in Q4 2003 to 68% in Q1 2004.

During the quarter, Pivotal made substantial strides in its business adding 28 new customers in Q1, including Beazer Homes, Emirates Airlines, Ellie Mae, Inc., and Byucksan Corporation. In addition, Pivotal saw strong demand for the initial rollout of its vertical products in international markets, with key wins in the financial sector in Europe. Pivotal made significant progress on the release of Pivotal 5.1, which includes new features such as email integration. Finally, Pivotal has begun to implement back office and facilities consolidation, planning around Greater China distribution, and new revenue initiatives together with the company’s Australian outsourcing unit Praxa.

Excluding Pivotal’s contribution, organic revenues from enterprise software and consulting services rose 3% sequentially. The company continued to make progress in the China enterprise software market where spending on software and services continued to show modest growth, despite the seasonal weakness associated with Chinese New Year and other Asian holidays. 27 new customers were added in China including Bosch Power Tools, Guangdong Tobacco, Hitachi Suzhou, Inco Pacific Sales, Lee Kum Kee, a Chinese food manufacturer and Nike.

The company also released a new version of its financial analytics product, Executive Suite, which now fully supports Asian double-byte languages including Japanese, simplified Chinese and Thai.

At the end of the quarter, the product won the Microsoft® Office System Solution Builder Program 2004 Award. The award was designed to identify the best solutions in Asia that are integrated with the new Microsoft Office System 2004.

At IMI, the company’s supply chain management software company, total revenues were up 8% quarter-on-quarter. Customer buying sentiment is showing noticeable improvement and the consulting backlog has increased as a result of upgrade demands. IMI’s new business pipeline is growing. As part of the company’s pre-merger planning with Ross, IMI and Ross are exploring arms-length cross-selling initiatives.

As the Master Distributor for Ross products in China, the company completed the full Chinese localization of Ross’ iRenaissance product including new modules for PRC Financial and VAT Tax Reporting, and a complete user interface translation for all modules into simplified Chinese.

In connection with the company’s pending acquisition of Ross, the company submitted an amended registration statement on Form F-4 to the SEC on May 7th, 2004. In order to allow for additional time to complete the SEC review process, both the company and Ross have agreed to extend the deadline to complete the merger to September 1, 2004. Both companies remain committed to closing the merger and will keep investors updated as developments warrant.

Mobile Services and Applications

Mobile services and applications revenue grew 10% to US$6.5 million in Q1 2004 from US$5.9 million in Q4 2003. Mobile subscriptions grew to 5.81 million subscriptions in Q1 2004, up 5% from 5.53 million subscriptions in Q4 2003.

The company successfully developed and launched new products and services based on new wireless platforms such as WAP (Wireless Application Protocol) and IVR (Interactive Voice Response). The company is encouraged by the initial uptake of its WAP and IVR services in Q1 2004 which represented 4% of total mobile services and applications revenue. WAP products launched include community chatting, mobile games, ringtone and logo downloads as well as entertainment services such as jokes and fortune telling. In Q1 2004, the company officially launched its IVR product “Love Square” with China Unicom. By leveraging the company’s established, content-rich SMS (text messaging) product, X-City, the company cross promoted and launched a new IVR community product named “Sensational World” with community services and games. The company will continue to launch additional IVR products in China in 2004.

After the quarter, the company completed the acquisition of Go2joy, a rapidly growing and profitable IVR and SMS services provider with TV and mobile payment service partnerships in China and nationwide connectivity on both the China Mobile and China Unicom networks.

The company also signed agreements with a profitable Beijing-based online games company, 17game and has the option to acquire up to a 100% stake of 17game with consideration to be paid on an earn-out formula based on a single digit earnings multiple. Currently, the company does not have an equity holding in 17game or consolidate any of its financial results.

The www.china.com portal enhanced several of the vertical content channels, including the “technology” channel and the “automobile” channel. The “technology” channel launched a mobile phone content section in response to fast-changing mobile consumer purchase trends in the China market and the “automobile” channel was expanded to include up-to-date second hand car listings and self-drive China sightseeing routes.

The company continued to prepare for a proposed listing of its mobile assets under chinadotcom Mobile Interactive Corporation. The timing of the transaction, however, will depend on market conditions and regulatory process.

Other Developments

On May 7, 2004, the company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2003.

The company’s Chief Executive Officer, Peter Yip, is taking a temporary leave of absence. Raymond Ch’ien, Executive Chairman, has assumed Mr. Yip’s day-to-day responsibilities during his absence, supported by the senior management team.

Raymond Ch’ien said, “I am encouraged by the company’s recent progress. chinadotcom is transitioning from building scale through acquisitions to a focus on operational integration, customer-driven product development and organic growth in its core strategic sectors of enterprise software and mobile applications. We are off to a good start in 2004 and we continue to look to the future with confidence.”

Conference Call

chinadotcom will hold a conference call to review its first quarter 2004 results at 9:00 am EST on Friday, May 14th, 2004 (9:00 pm on May 14th, Hong Kong time).

Investors can call at 9 am EST on May 14th, 2004 to:

USA and CANADA Toll Free Number:	+1-877-692-2592
US Toll Number:	+1-973-582-2700
UK Toll Free Number:	0800-0689199
AUSTRALIA Toll Free Number:	1800-003163
CHINA Toll Free Number:	10800-1300432
HONG KONG Toll Number:	800-903265

The passcode is Q1 2004 China and the call leader is Raymond Ch’ien. Alternatively the conference call can be heard via the Internet at:

http://www.talkpoint.com/viewer/starthere.asp?pres=106350

For those unable to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com under INVESTOR RELATIONS or via Instant Replay by calling US Toll Number: 973-341-3080, US and CANADA Toll Free Number: 877-519-4471, or UK Toll Free Number: 08001693875. The passcode for the Instant Replay is 4773630.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties, including those relating to the company’s ability to successfully transition its operations to focus to grow its software and mobile applications businesses, sustain revenues, make progress in its financial results, reduce cash usage from existing operations, migrate to higher margin services and sustain profitability. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of restructurings and the ability to successfully support its operations; (e) the potential negative reaction by customers or shareholders to reduced market capitalization; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) reduced importance of certain of its shareholders and existing operations; (j) the ceasing of funding to certain business units who do not meet stated objectives and the consequent related ramifications thereof; (k) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of its software; (l) increased global competition; (m) the ability to manage regulatory and litigation risks; (n) the ability to rationalize its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (o) technological changes and developments; (p) general risks of the software, mobile applications, Internet and marketing sectors; and (q) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including its Annual Report for the year ended December 31, 2003 on Form 20-F filed on May 7, 2004.

For further information, please contact:

Media Relations	Investor Relations
Jane Cheng, Public Relations Manager	Craig Celek, VP Investor Relations
Tel : (852) 2961 2750	Tel : 1 (212) 661 2160
Fax : (852) 2571 0410	Fax : 1 (973) 591 9976
e-mail : jane.cheng@hk.china.com	e-mail : craig.celek@hk.china.com

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter	Quarter
	Ended	Ended
	March 31,	March 31,
	2003	2004
	(unaudited)	(unaudited)
Revenues
Software and consulting services	6,674	26,887
Mobile services and applications	—	6,467
Advertising and marketing activities	2,539	2,384
Other income	801	121

	10,014	35,859

Cost of revenues
Software and consulting services	(4,053)	(14,874)
Mobile services and applications	—	(1,053)
Advertising and marketing activities	(1,523)	(981)
Other income	(321)	(70)

	(5,897)	(16,978)

Gross Profit	4,117	18,881
Gross Margin %	41%	53%

Selling, general and administrative expenses	(5,244)	(13,690)
Research and development expenses	—	(674)
Depreciation and amortization expenses	(1,843)	(2,315)

	(7,087)	(16,679)

Operating income	(2,970)	2,202

Interest income	3,949	2,797
Interest expense	—	(392)
Gain on disposal of available-for-sale securities	1,661	299
Gain/(loss) on disposal of subsidiaries and investments	295	53
Other non-operating gains	—	—
Other non-operating losses	(24)	—
Share of income in equity investees	—	6

Income before income taxes	2,911	4,965
Income taxes benefits/(expenses)	33	(19)

Income before minority interests	2,944	4,946
Minority interests in income of consolidated subsidiaries	(571)	(665)

Income from continuing operations	2,373	4,281

Discontinued operations
Loss from operations	(1,158)	—
Income from disposals	95	53

Net income	1,310	4,334

Basic earnings per share	0.01	0.04

Diluted earnings per share	0.01	0.04

Weighted average no. of shares	100,282,718	102,611,756

Diluted no. of shares	100,282,718	106,788,279

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Quarter	Quarter
	Ended	Ended
	December 31,	March 31,
	2003	2004
	(unaudited)	(unaudited)
Revenues
Software and consulting services	19,270	26,887
Mobile services and applications	5,878	6,467
Advertising and marketing activities	2,828	2,384
Other income	564	121

	28,540	35,859

Cost of revenues
Software and consulting services	(10,907)	(14,874)
Mobile services and applications	(1,012)	(1,053)
Advertising and marketing activities	(1,221)	(981)
Other income	(399)	(70)

	(13,539)	(16,978)

Gross Profit	15,001	18,881
Gross Margin %	53%	53%

Selling, general and administrative expenses	(11,287)	(13,690)
Research and development expenses	—	(674)
Depreciation and amortization expenses	(2,986)	(2,315)

	(14,273)	(16,679)

Operating income	728	2,202

Interest income	2,876	2,797
Interest expense	(519)	(392)
Gain on disposal of available-for-sale securities	716	299
Gain/(loss) on disposal of subsidiaries and investments	6	53
Other non-operating gains	503	—
Other non-operating losses	(37)	—
Share of income in equity investees	9	6

Income before income taxes	4,282	4,965

Income taxes benefits/(expenses)	737	(19)

Income before minority interests	5,019	4,946

Minority interests in income of consolidated subsidiaries	(483)	(665)

Income from continuing operations	4,536	4,281

Discontinued operations
Loss from operations	(490)	—
Income from disposal	—	53

Net income	4,046	4,334

Basic earnings per share	0.04	0.04

Diluted earnings per share	0.04	0.04

Weighted average no. of shares	101,350,257	102,611,756

Diluted no. of shares	104,920,749	106,788,279

chinadotcom corporation
Consolidated Balance Sheets
(Amounts in thousands of U.S. dollars)

	December 31,	March 31,
	2003	2004
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	55,508	125,510
Restricted cash	238	5,931
Accounts receivable	16,562	25,837
Deposits, prepayments and other receivables	10,461	13,355
Loan receivables	—	1,200
Available-for-sale debt securities	262,745	118,119
Restricted debt securities	19,213	92,656
Deferred tax assets	240	240

Total current assets	364,967	382,848

Loan receivables	27,000	25,000
Property and equipment, net	7,210	8,789
Goodwill	81,427	121,838
Intangible assets	28,880	67,730
Investment in equity investees	434	439
Investments under cost method	609	609
Available-for-sale debt securities	19,400	9,700
Restricted debt securities	11,896	11,908
Available-for-sale equity securities	590	690
Deferred tax assets	305	305
Other assets	3,336	4,469

Total assets	546,054	634,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	7,800	7,835
Other payables	4,602	3,897
Purchase consideration payable	39,835	—
Accrued liabilities	16,896	41,819
Short-term bank loans	15,199	77,180
Long-term bank loans, current portion	171	171
Deferred revenue	9,357	20,717
Income tax payable	656	1,011

Total current liabilities	94,516	152,630

Deferred tax liabilities	1,618	1,206
Long term debts, net of current portion	11,456	11,574
Accrued pension liability	2,272	2,005
Minority interests	45,746	46,648

Shareholders’ equity:
Share capital	25	26
Additional paid-in capital	614,721	639,108
Treasury stock	(4,067)	(4,067)
Accumulated deficits	(218,893)	(214,559)
Accumulated other comprehensive income	(1,340)	(246)

Total shareholders’ equity	390,446	420,262

Total liabilities and shareholders’ equity	546,054	634,325

Total no. of outstanding common shares	101,588,009	103,982,109